Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratios)

	Successor		Predecessor

		Period	Period
		August 15,	July 1,
		2007	2007
	Year Ended	through	through	Year Ended
	June 30,	June 30,	August 14,	June 30,
	2009	2008	2007	2007

Earnings:
Income (loss) from continuing operations before income taxes	$(92,020)	$(139,531)	$(21,239)	$33,729
Add: fixed charges	86,277	76,810	584	3,848
Total adjusted earnings (loss)	$(5,743)	$(62,721)	$(20,655)	$37,577

Fixed Charges:
Interest expense	$79,052	$71,144	$58	$585
Amortization of deferred financing costs	4,771	3,514	217	87
Rentals at computed interest factor (1)	2,454	2,152	309	3,176
Total fixed charges	$86,277	$76,810	$584	$3,848

Ratio of Earnings to Fixed Charges*	*	*	*	9.8	x

(1)	Amounts represent one-third of rent expense, which we believe to be representative of the interest factored in these rentals.

* The deficit of earnings to fixed charges was $92.0 million for the year ended June 30, 2009, $139.5 million for the period August 15, 2007 through June 30, 2008 and $21.2 million for the period July 1, 2007 through August 14, 2007.